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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ________ to ________


Commission file number   0-16998
                         -------

A.    Full title of the plan:


                    DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Drug Emporium, Inc.
                            155 Hidden Ravines Drive
                                Powell, OH 43065





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                              REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, the Drug Emporium, Inc. Employees 401(k) Plan which is subject to the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), is filing herewith the plan financial statements and schedules in accordance with the financial reporting requirements of ERISA.

a)   Financial Statements

     Report of Independent Auditors

     Statements of Net Assets Available
        for Benefits

     Statement of Changes in Net Assets
        Available for Benefits

     Notes to Financial Statements

     Supplemental Schedule:

       Assets Held for Investment Purposes

b)   Exhibits

       (23.1)  Consent of Independent Auditors



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN



Date: June 26, 2000           /s/ Jane H. Lagusch
      -------------           -------------------------------
                              Jane H. Lagusch, Vice President





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                                        Audited Financial Statements
                                                and Schedule

                                       Drug Emporium, Inc. Employees
                                                401(k) Plan

                                     December 31, 1999 and 1998 and for
                                      The Year ended December 31, 1999
                                    with Report of Independent Auditors


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                    Drug Emporium, Inc. Employees 401(k) Plan

                          Audited Financial Statements
                                  and Schedule


                       December 31, 1999 and 1998 and for
                        the Year ended December 31, 1999




                                    CONTENTS

Report of Independent Auditors .............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits ............................2
Statement of Changes in Net Assets Available for Benefits ..................3
Notes to Financial Statements ..............................................4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes.............................9





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                         Report of Independent Auditors

Administrative Committee of the
  Drug Emporium, Inc.
  Employees 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Drug Emporium, Inc. Employees 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                     /s/ Ernst & Young LLP


June 21, 2000



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                               Drug Emporium, Inc.
                              Employees 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                             DECEMBER 31
                                                        1999             1998
                                                    ----------------------------
Investments, at fair value:

      Scudder Cash Investment Trust                 $     2,971      $    43,518
      Scudder Stable Value Fund                       2,349,097        1,490,318
      Scudder Income Fund                               297,332          169,469
      Scudder Pathway Series Balanced                 2,002,014        2,005,290
      Scudder Pathway Series Conservative               158,828          106,636
      Scudder Pathway Series Growth                   1,035,685          520,525
      Stock Index Fund                                  636,793               --
      Scudder Small Co. Value Fund                       35,556               --
      Scudder Growth and Income Fund                  5,645,184        5,582,612
      Scudder International Fund                        953,413          409,851
      Scudder Development Fund                        1,074,986          571,597
      Drug Emporium, Inc. Common Stock                  578,673          635,644
      Loan Fund                                         388,646          336,976
                                                    ----------------------------

Total investments                                    15,159,178       11,872,436

Receivables:
    Employer's contributions                            150,000          121,000
    Participants' contributions                          92,675           74,523
                                                    ----------------------------
                                                        242,675          195,523

Net assets available for benefits                   $15,401,853      $12,067,959
                                                    ============================

See accompanying notes.

                               Drug Emporium, Inc.
                              Employees 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999
Additions:
     Contributions from participants                                 $ 2,444,067
     Contributions from employer                                         159,210
     Rollover contributions                                              218,359
     Investment income:
         Net appreciation in fair value of investments                   836,662
         Interest and dividend income                                    830,609
                                                                     -----------
                                                                       4,488,907

Deductions:
     Benefits paid to participants                                     1,151,834
     Administrative expenses                                               3,179
                                                                     -----------
                                                                       1,155,013
                                                                     -----------

Net increase in net assets                                             3,333,894

Net assets available for benefits,
     beginning of year                                                12,067,959
                                                                     -----------

Net assets available for benefits,
     end of year                                                     $15,401,853
                                                                     ===========

See accompanying notes.

                   Drug Emporium, Inc. Employees 401(k) Plan

                         Notes to Financial Statements

                               December 31, 1999


1. DESCRIPTION OF THE PLAN

The following description of the Drug Emporium, Inc. Employees 401(k) Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Drug Emporium, Inc. and its subsidiaries (the Company) who have at least one year of service, are age twenty-one or older and have worked 1,000 hours or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute up to 15% of annual compensation limited to the maximum permitted by the Internal Revenue Code. The Company may make discretionary matching contributions, as approved by the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's discretionary contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. A participant is 100 percent vested after four years of credited service.



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                   Drug Emporium, Inc. Employees 401(k) Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

The Plan's investments are held by Scudder Trust Company. Upon enrollment, a participant may direct employee and employer contributions to any of the Plan's fund options.

Scudder Stable Value Fund -- A collective investment trust which invests primarily in high-quality instrument, including guaranteed investment contracts, bank investment contracts, money market instruments, and synthetic contracts. These synthetic contracts are composed of triple-A-rated securities and high-quality bond portfolios wrapped by insurance companies or banks rated AA or higher.

Scudder Income Fund -- A mutual fund that invests primarily in high-grade corporate bonds and government securities.

Scudder Pathway Series - Conservative -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 40%-80% in bond funds, 20%-50% in stock funds, and 0%-15% in stable value funds.

Scudder Pathway Series - Balanced -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 40%-70% stock funds, 25%-60% in bond funds, and 0%-10% in stable value funds.

Scudder Pathway Series - Growth -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 60%-90% in stock funds, 10%-40% in bond funds, and 0%-5% in stable value funds.

Scudder Stock Index Fund - A collective investment trust that invests in either S&P 500 stocks or mutual funds that mirror the S&P 500 in their weightings

Scudder Small Company Value Fund - A mutual fund that primarily invests in undervalued common stocks of small companies.

Scudder Growth and Income Fund --A mutual fund that primarily invests in common and preferred stocks and convertible securities of established companies.

Scudder International Fund -- A mutual fund that primarily invests in foreign stocks of established companies.


                                                                               5
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                   Drug Emporium, Inc. Employees 401(k) Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

Scudder Development Fund -- A mutual fund that typically invests in small, emerging, or developing companies.

Drug Emporium, Inc. Common Stock - Funds are invested in shares of Drug Emporium, Inc., Common Stock through an investment company.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate determined monthly. Principal and interest is paid ratably, through bi-weekly payroll deductions.

DISTRIBUTION OF BENEFITS

Participants, or their beneficiaries, are entitled to receive 100% of their vested value of his or her account upon termination, normal retirement (age 65), early retirement (age 59 1/2), death, or total and permanent disability.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue and to terminate the Plan subject to the provisions of ERISA. In the event of a termination or partial termination of the Plan, the right of each participant to benefits accrued to the date of such termination or partial termination shall be nonforfeitable.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PRESENTATION

The accounting records of the Plan are maintained on an accrual basis. The Plan includes participants who are employees of Drug Emporium, Inc. and its subsidiaries.


                                                                               6
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                   Drug Emporium, Inc. Employees 401(k) Plan

                    Notes to Financial Statements (continued)




2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES

Substantially all administrative expenses of the Plan are paid by the Company.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The investment in the collective investment trust is stated at fair value as determined by the Trustee. The participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

During 1999, the Plan's investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows: common stock, $34,550 and mutual and collective funds, $802,112.

3. INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the plan is qualified and, therefore, the related trust is exempt from taxation.

                   Drug Emporium, Inc. Employees 401(k) Plan

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1999 and 1998, the Plan owned 130,404 and 124,027 shares of the Company's common, respectively. The Plan purchased 54,761 and 41,376 shares in 1999 and 1998 for $298,670 and $172,486, respectively. The Plan sold 49,996 and 35,947 shares in 1999 and 1998 for $398,504 and $147,789, respectively. The market value of the Company's common stock at December 31, 1999 and 1998 was based on quoted market values. At December 31, 1999, the market value of Drug Emporium, Inc. Common Stock was approximately $4.44 per share. There were no cash dividends received during the years ended December 31, 1999 and 1998 from the Company.



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



                               Drug Emporium, Inc.
                              Employees 401(k) Plan
                           EIN 31-1064888 Plan No. 001
        Schedule H, 4i - Schedule of Assets Held for Investment Purposes

                                December 31, 1999

    IDENTITY OF ISSUE, BORROWER                DESCRIPTION                              FAIR
      LESSOR OR SIMILAR PARTY                   OF ASSET                  COST         VALUE
------------------------------------------------------------------------------------------------

Cash Investment Trust                         2,971 Shares               2,971      $      2,971

Stable Value Fund                         2,349,097 Shares           2,349,097         2,349,097

Income Fund                                  24,292 Shares             320,752           297,332

Pathway Series Balanced                     142,695 Shares           1,751,040         2,002,014

Pathway Series Conservative                  13,029 Shares             167,506           158,828

Pathway Series Growth                        58,913 Shares             851,006         1,035,685

Stock Index Fund                             15,528 Shares             556,844           636,793

Growth and Income Fund                      211,509 Shares           5,397,151         5,645,184

Small Company Value Fund                      2,072 Shares              37,408            35,556

International Fund                           13,478 Shares             709,407           953,413

Development Fund                             24,487 Shares             971,353         1,074,986

Drug Emporium, Inc. Common Stock            130,404 Shares             462,747           578,673

Participant Loans                     7.75% - 8.50%  par                    --           388,646
                                                                  ------------      ------------

Total investments                                                 $ 13,577,282      $ 15,159,178
                                                                  ============      ============



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